November 19, 2204

Via Facsimile at (213) 687-5600 and U.S. Mail

Brian McCarthy
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave., Suite 3400
Los Angeles, CA 90071

Re:	United Online, Inc.
	Schedule TO-I filed November 4, 2002
      SEC File No. 5-62069

Dear Mr. McCarthy:

	We have the following comments on the filing listed above. References to the "Company" or "United Online" refer to United
Online, Inc. All other defined terms have the same meaning as in the offer materials.

Schedule TO-I - Offer to Purchase

      General

1. We believe the structure of your tender offer raises some of the concerns we addressed in the no action letter entitled Janet S. Thiele, Esq. (December 21, 1987). Specifically, you could not purchase all of the 16,666,666 shares you have agreed to buy if the offer price is set at the maximum end of the range. Please revise to conform the offer structure to our no action precedent. Be mindful of your extension obligations, given the change in the offer structure. In addition, advise how you will disseminate the amended offer materials describing the revised offer terms.

2. We note that this tender offer is conditioned on your obtaining financing. Please be aware of our position that where a financing condition exists, going from an unfinanced to a fully financed transaction constitutes a material change in the terms of the tender offer. Please file an amendment when you obtain financing and consider the need to extend the offer and disseminate revised materials. Also, be aware of your obligations to file any loan agreement as an exhibit to the Schedule TO. See Item 1016(b) of Regulation M-A.

Summary, page 1

3. In your revised offer materials, you should disclose in the summary term sheet section the relationship between the offer price range and the recent trading prices of the Company`s common stock. That is, you should specifically note that the high end of the range in this tender offer is below the highest price at which these shares traded during the current quarter, and significantly below the prices at which it traded during this year. Similarly, the revised disclosure should note that the low end of the range is below the lowest trading price during the current quarter.

Odd Lots, page 15

4. We note the disclosure that you will reserve the right to purchase all shares properly tendered by any shareholder who tenders at or below the offer price and who, as a result of proration, would then own beneficially or of record fewer than 100 shares. Please clarify whether you would give priority to shares tendered under those circumstances. If so, explain how you could do so, consistent with Rules 13e-4(f)(3) and 13e-4(h)(5). Specifically, Rule 13e-4(h)(5) seems to require that the tendering shareholder already own less than 100 shares.

      Purpose of the Tender Offer, page 16

5. We note that the offer is subject to the condition that the company will remain listed and not be eligible for deregistration under the Exchange Act. However, we also note that you may engage in possible future purchases of additional shares of common stock. Please be advised that if this tender offer represents the first Step in a series of transactions that will take the company private, a Schedule 13E-3 must be filed now. See Rule 13e-3(a)(3). Please confirm your understanding in your response letter.

Certain Effects of the Tender Offer, page 17

6. We note the disclosure here indicating that the Company currently has no indebtedness and will incur substantial debt to fund this tender offer. We also note that you have not yet secured financing. In light of these facts, and your impending acquisition of Classmates, expand the disclosure concerning the reasons for this offer. See Item 1006(a) of Regulation M-A. If there is any nexus between your decision to proceed with the Classmates acquisition and your decision to do this tender offer, this should be described.

Withdrawal Rights, page 23

7. Please clarify the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

Conditions of the Tender Offer, page 26

8. We note that many of the offer conditions listed here are very broadly and generally drafted, such that it would be difficult for a shareholder to know in determining whether or not to tender whether a given offer condition had been "triggered." For example, what would constitute a "material escalation" of events in Iraq given the ongoing hostilities? Similarly, the "contemplated benefits of the tender offer" are less than clear to the reader. Given these issues, consider revising to more narrowly tailor and to better describe these offer conditions, with a view to presenting them in a manner understandable to your shareholders. Quantify where practicable, such as for the market indices condition.

9. In addition, please be aware that if an event occurs which you believe "triggers" a listed offer condition, you must promptly address how you will proceed (i.e., whether you will terminate the offer or waive the condition and proceed with the offer). You may not wait until the scheduled expiration of the tender offer to "assert" a condition triggered by an event that occurred on day two of the offer. Please confirm your understanding in your response letter.

10. The first paragraph on page 26 contains language suggesting that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer.
Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Source and Amount of Funds, page 30

11. Briefly describe any plans or arrangements to repay the loan to be obtained to consummate this offer. If no plans or arrangements concerning repayment have been made, so state. See Item 1007(d)(2) of Regulation M-A.

12. Once you obtain financing to fund the offer, please note that your amendment must describe the material terms of the loan agreement. See Item 1007(d)(1).

 Classmates Acquisition, page 30

13. Since this tender offer is conditioned on the consummation of the Classmates Acquisition, briefly summarize the material conditions to that transaction. See Item 1006(c) of Regulation M-A. Your expanded discussion should describe any changes (if any) to the corporate structure of the United Online that will result from the merger. For example, if you are making changes to the articles of incorporation or other governing instruments of the Company in connection with that merger, these should be described here.

Exhibit (a)(5)(D) - Press Release dated November 4, 2004

14. The safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the safe harbor provisions of the Act in this press release is inappropriate. Please avoid future references in any additional tender offer materials.

Closing Comments

      Please amend the offer materials in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from United Online acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions